Exhibit I-1

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

June 7, 2019

To whom it may concern:

	Name of company:	Kumiai Chemical Industry Co., Ltd.

	Representative:	Yoshitomo Koike, President and Representative Director
(Code No.: 4996, TSE 1st Sec.)

	Contact:	Takeshi Nakano, General Manager of General & Personnel Affairs Department
(TEL: 03-3822-5036)

	Name of company:	Rikengreen Co., Ltd.

	Representative:	Hitoshi Shimizu, President and Representative Director
(Code No.: 9992, JASDAQ)

	Contact:	Toshimi Kurata, General Manager of General Affairs Department
(TEL: 03-6802-8510)

Announcement of Execution of Share Exchange Agreement (Simplified Share Exchange) Regarding Rikengreen Co., Ltd. Becoming a Wholly Owned Subsidiary of Kumiai Chemical Industry Co., Ltd.

Kumiai Chemical Industry Co., Ltd. (“Kumiai Chemical Industry”) and Rikengreen Co., Ltd. (“Rikengreen;” and Kumiai Chemical Industry and Rikengreen, collectively the “Companies”) resolved at meetings of each of the Company’s Board of Directors held today to execute a share exchange agreement (the “Share Exchange Agreement”) between the Companies regarding a share exchange (the “Share Exchange”) under which Kumiai Chemical Industry is a wholly owning parent company in share exchange and Rikengreen is a wholly owned subsidiary in share exchange, and the Companies have executed the Share Exchange Agreement.

Kumiai Chemical Industry plans to implement the Share Exchange in the form of a simplified share exchange (kan-i kabushiki kokan) pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; the same applies hereinafter), without obtaining approval by resolution of its general meeting of shareholders for the Share Exchange Agreement, and Rikengreen plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary meeting of shareholders of Rikengreen that is scheduled to be held in early August 2019. The Share Exchange is scheduled to be effective on August 31, 2019. Furthermore, the implementation of the Share Exchange is subject to approval from the relevant government agencies that is required for share exchanges under laws and regulations.

Shares of common stock of Rikengreen (the “Rikengreen Shares”) are scheduled to be delisted from the JASDAQ (Standard) market (“JASDAQ”) of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) as of August 29, 2019 (the last trading date of the shares is scheduled to be August 28, 2019), which is prior to the effective date (August 31, 2019 (scheduled)) of the Share Exchange.

1.	Purpose of the Share Exchange

The Kumiai Chemical Group’s (defined below) primary business includes the manufacturing and sales of agrochemicals, such as insecticides, fungicides, and herbicides, and fine chemicals, such as organic intermediates and amine for curing agents; as at April 30, 2019, the Kumai Chemical Group is made up of Kumiai Chemical Industry, its fifteen consolidated subsidiaries, and its three equity method affiliates (collectively, the “Kumiai Chemical Group”). Ever since its establishment, the Kumiai Chemical Group has devoted itself to developing agrochemicals that are safer and that have a low environmental impact, and since developing and commercializing Japan’s first domestically-produced agrochemical, the Kumiai Chemical Group has continued to promote its products, primarily those developed in house, not only domestically in Japan but throughout the world, and is working in order to be able to contribute to enhanced productivity for agricultural products on a global scale, based on its philosophy of protecting and fostering “life and nature”.

Kumiai Chemical Industry was established in 1949 as Ihara Agrochemical Co., Ltd., and in 1959, developed the fungicide “Asozin”, Japan’s first domestically-produced agrochemical; in 1968, Ihara Agrochemical Co., Ltd. changed its corporate name to Kumiai Chemical Industry Co., Ltd., its current corporate name. Furthermore, with such aims as to minimize business risks by unifying processes, ranging from the creation of agrochemicals to R&D, procurement of active ingredients, formulation of agents, and sales, and consolidating management resources in order to facilitate faster and better decision making, Kumiai Chemical Industry conducted an absorption-type merger with the former Ihara Chemical Industry Co, Ltd., the effective date thereof being May 1, 2017, under which Ihara Chemical Industry Co., Ltd. was absorbed. In the first Kumiai Chemical Group medium-term business plan after the merger described above (the medium-term business plan for FY 2018 through FY 2020 announced on September 13, 2017), the Kumiai Chemical Group has, under a basic policy to swiftly generate a synergy effect from the merger with the aim of becoming “a strong corporate group that can grow sustainably into the future” as an R&D-driven company that solves the challenges of agricultural production, set a net sales target for FY 2020 of JPY 116 billion, as well as a post-medium-term business plan net sales target of JPY 140 billion or greater for FY 2022 through non-linear growth.

In terms of the business environment surrounding Kumiai Chemical Industry, the domestic agrochemicals market, which was at its peak in the early 1990s, continues to experience a trend of decline, while various measures are being pushed forward through a government-led Policy Package for Enhancing Competitiveness of Japan’s Agriculture and there is an increase in large-scale farms and corporations following developments in the consolidation of cultivated land under management; thus, there have been significant changes in the state of agricultural business. Furthermore, following the Act for the Partial Revision of the Agricultural Chemicals Control Act coming into force in December 2018, further enhancements in the safety of agrochemicals are expected. Shifting focus overseas, the global agrochemicals market has been sluggish in recent years due to factors such as demand for agrochemicals in emerging nations slowing down as a result of grain price drops, appreciation of the dollar, and the like; however, this market is showing signs of recovery, and the market is expected to expand over the medium-to-long term as the world population continues to grow. Against the backdrop of this business environment, the Kumiai Chemical Group’s growth strategy in order to maximize the group’s business through strengthened collaboration is to (i) situate Kumiai Chemical Industry, with its strong capabilities to develop new products, at the core of the group’s agrochemical and agriculture-related businesses in order to continue to increase the group’s sales and profitability through increased development of active ingredients in house; (ii) foster the group’s second pillar of business, fine chemicals, while working to optimize operations, including at overseas production locations; (iii) work to reduce costs of agents developed in house by reinforcing its global procurement system based on safe production activities and stable procurement of materials in the area of production and materials; and (iv) make the continuous creation of new agrochemicals, development of new products, and invention of new technologies top-priority issues in the area of research and development and strive to enhance value as an R&D-driven company. With the aim of realizing an optimum work-life balance, Kumiai Chemical Industry will also strive to make efforts aimed at building a workplace environment where employees feel like they are working at “the happiest company in Japan” through the proper management of working hours and working hour reductions.

On the other hand, Rikengreen was established in 1957 as IHARA SHOJI CO., LTD. and commenced sales of the herbicide Simazine, which was produced in 1960 by Ihara Agrochemical Co., Ltd., Kumiai Chemical Industry’s predecessor, for use on non-cultivated land. Rikengreen subsequently moved into such business areas as consignment business for maintenance and management of expressways and contractor business for pest control at golf courses, and in 1985, IHARA SHOJI CO., LTD. changed its corporate name to Rikengreen Co., Ltd., its current corporate name. Currently, Rikengreen engages in sales of greening materials in the field of non-cultivated land, such as for golf courses and expressways; sales of process auxiliary agents, such as sterilizers and preservatives, and functional chemicals, such as separating agents and coating agents, mainly to paper production companies; landscape works and engineering works; and management of green spaces.

Rikengreen’s corporate philosophy is “to contribute to the realization of an enriched society where people and nature co-exist in harmony through environment-related business, based on its motto of creating, fostering, and protecting greenery”. Rikengreen’s basic management policy is to enhance corporate value as a member of the Kumiai Chemical Group, which is aiming to be a corporate group that can grow sustainably into the future, by proactively moving forward with the development of new products adapted to the environment, utilizing the technological information that it has cultivated through its environment-related business. In order to enhance its corporate value through strengthened consolidated management, Rikengreen’s medium-to-long term management strategy is to not only provide products to users but to also harness its competitive edge, with its research laboratories specializing in turf, to provide users with technical information on products and high quality technical services, and proactively continue to develop value-added products and introduce new products adapted to the environment.

In terms of the business environment surrounding Rikengreen, the company’s greening agents and materials business, its main business, is experiencing changes, with the number of golf courses, forming Rikengreen’s major customer base, decreasing and the management of golf courses being streamlined due to a decrease in the number of people playing golf and a trend of declining fees. In terms of its industrial chemicals business, there have been production adjustments due to a decrease in demand for paper; Rikengreen is also facing challenges with regard to its civil greening and construction work business, including a decrease in the number of public construction works being carried out and a shortage of skilled workers. Against the backdrop of this business environment, Rikengreen will promote the collective strength of the consolidated group and work to increase its share of sales to golf courses and expand its management of green areas in the field of non-cultivated land as part of its greening agents and materials business. In its industrial chemicals business, Rikengreen is working to increase its share in the market for chemical agents used in paper production, and in its civil greening and construction work business, Rikengreen is working to increase the number of works orders that it receives not only for public works but also for private sector works.

Based on the stable relationship between the Companies which spans more than half a century, Kumiai Chemical Industry and Rikengreen have strived to expand their respective businesses by cooperating on such matters as the formulation of the inventory mix and product development in the field of agrochemicals for non-cultivated land. Furthermore, following Rikengreen, which was previously an equity method affiliate of Kumiai Chemical Industry, becoming a consolidated subsidiary of Kumiai Chemical Industry as a result of the merger of Kumiai Chemical Industry and Ihara Chemical Industry in 2017, Kumiai Chemical Industry and Rikengreen have engaged in discussions aimed at further enhancing the cooperative relationship between the Companies in the field of agrochemicals for non-cultivated land, at implementing measures aimed at maximizing agents developed in house through a link between the Companies, and at examining collaboration within the Kumiai Chemical Group in the field of fine chemicals.

It was through these discussions that Kumiai Chemical Industry recognized that the following matters could be anticipated based on the current scenario in which Rikengreen maintains its listing on the stock exchange and has minority shareholders, in light of recent trends toward increased awareness of corporate governance and greater scrutiny of transactions between a parent company and a subsidiary company with minority shareholders: (a) that there would be limitations to the formulation of a business strategy with Rikengreen in which the highest priority is enhancing the corporate value of the consolidated group through the agile mutual utilization of know-how, human resources, development strategies, and financial strengths and with prompt decision making regarding collaboration between the Companies; (b) that there could also be limitations when developing a governance and compliance policy for the Kumiai Chemical Group as a whole; and (c) that there could arise conflicts of interest with minority shareholders seeking more improved dividend returns in Rikengreen’s conducting of growth investments over the medium-to-long-term using internal reserves. Accordingly, Kumiai Chemical Industry determined that making Rikengreen a wholly owned subsidiary of Kumiai Chemical Industry, and thereby utilizing the characteristics of Rikengreen’s business and Rikengreen’s operational and organizational strengths, to enhance mutual collaboration would be beneficial in order to not only enhance the corporate value of Rikengreen but also to enhance the corporate value of the Kumiai Chemical Group as a whole, and at the beginning of March 2019, Kumiai Chemical Industry made a request to Rikengreen for consultations with a view toward a wholly owned subsidiary conversion by share exchange.

Rikengreen believed that it was necessary to further mutually utilize together with Kumiai Chemical Industry their networks, development capabilities, credibility, know-how, sales channels, and resources aimed at expanding Rikengreen’s business areas and increasing its sales channels, in order to enhance Rikengreen’s corporate value in the business environment surrounding Rikengreen as described above. However, Rikengreen was aware that there would be certain limitations to this because although, in order to engage in such mutual utilizing with Kumiai Chemical Industry of networks, development capabilities, credibility, know-how, sales channels, and resources, it would be necessary to distribute the related profits and expenses over the medium-to-long term between the parent company and the subsidiary, if there exists minority shareholders of Rikengreen, Rikengreen would be required to distribute the profits and expenses between it and the parent company in a way that was considerate of a return of profits to its minority shareholders over the short term. Against that backdrop, Rikengreen received a request from Kumiai Chemical Industry for consultations with a view toward a wholly owned subsidiary conversion by the Share Exchange. Having given serious consideration to that request, Rikengreen believed that by becoming a wholly owned subsidiary of Kumiai Chemical Industry through the Share Exchange, it would be possible to further mutually utilize together with Kumiai Chemical Industry their networks, development capabilities, credibility, know-how, sales channels, and resources aimed at expanding Rikengreen’s business areas and increasing its sales channels, and Rikengreen would be able to enhance its corporate value in the business environment surrounding Rikengreen as described above. Thus, Rikengreen came to the decision that becoming a wholly owned subsidiary of Kumai Chemical Industry through the Share Exchange would be beneficial in order to enhance the corporate value of Rikengreen, and in turn, enhance the corporate value of the Kumiai Chemical Group as a whole, and Rikengreen consented to commencing consultations with Kumiai Chemical Industry with a view toward a wholly owned subsidiary conversion by the Share Exchange.

Kumiai Chemical Industry and Rikengreen subsequently engaged in consultations, through which the Companies came to the conclusion that, if the capital relationship between the Companies stabilizes through a wholly owned subsidiary conversion by the Share Exchange, such wholly owned subsidiary conversion by the Share Exchange would be beneficial in order to not only enhance the corporate value of Kumiai Chemical Industry but also of Rikengreen through the ability to (a) have greater freedom and effectiveness in management within the consolidated group; (b) be more thorough with group governance and compliance of subsidiaries; (c) link the wholly owned subsidiary conversion by the Share Exchange to enhanced corporate value of subsidiaries and the group as a whole; (d) implement growth strategies for the medium-to-long term; and (e) forecast reductions in costs for maintaining Rikengreen’s listing on the stock exchange.

Furthermore, under the management policy after the wholly owned subsidiary conversion is implemented, Kumiai Chemical Industry and Rikengreen plan to maintain Rikengreen’s current management and executive structure while (a) continuing to develop and implement strategies aimed at maximizing active ingredients developed in house for both cultivated and non-cultivated land; (b) harnessing the networks, development capabilities, and reputation of Kumiai Chemical Industry to the fullest in order to develop a competitive product lineup of agrochemicals for non-cultivated land; (c) working to strengthen sales capabilities by mutually utilizing the know-how, sales channels, and resources of both Companies; (d) considering measures aimed at strengthening the fine chemicals business, greening business and industrial chemicals business of the Kumiai Chemical Group as a whole; (e) being more thorough with compliance matters relating to Rikengreen and Rikengreen’s subsidiaries and enhancing the corporate value of these companies; (f) effectively utilizing the management resources (funds, human resources, information, technology, and the like) of both Companies; and (g) strengthening the group through swift decision making.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Date on which Execution of Share Exchange Agreement is resolved at Meeting of Board of Directors (Kumiai Chemical Industry and Rikengreen)	June 7, 2019

Execution Date of Share Exchange Agreement (Kumiai Chemical Industry and Rikengreen)	June 7, 2019

Date of announcement of record date of extraordinary meeting of shareholders (Rikengreen)	Mid-June 2019 (scheduled)

Record date of extraordinary meeting of shareholders (Rikengreen)	Late June 2019 (scheduled)

Date of extraordinary meeting of shareholders (Rikengreen)	Early August 2019 (scheduled)

Last trading date (Rikengreen)	August 28, 2019 (scheduled)

Delisting date (Rikengreen)	August 29, 2019 (scheduled)

Effective date of Share Exchange	August 31, 2019 (scheduled)

(Note 1)

Kumiai Chemical Industry will implement the Share Exchange in the form of a simplified share exchange pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act, without obtaining approval by resolution of its general meeting of shareholders.

(Note 2)

If necessary due to the progress of procedures of the Share Exchange or for any other reasons, the schedule set out above may be changed upon consultation and agreement between the Companies. If there is a change in the schedule set out above, this will be announced promptly.

(2)	Method of the Share Exchange

Through the Share Exchange, Kumiai Chemical Industry shall become the wholly owning parent company in share exchange and Rikengreen shall become the wholly owned subsidiary in share exchange. Kumiai Chemical Industry plans to implement the Share Exchange in the form of a simplified share exchange pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act, without obtaining approval by resolution of a general meeting of shareholders. Rikengreen plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary meeting of shareholders of Rikengreen that is scheduled to be held in Early August 2019.

(3)	Allotment in the Share Exchange

Company name	Kumiai Chemical Industry (wholly owning parent company through share exchange)	Rikengreen (wholly owned subsidiary through share exchange)
Ratio of allotment in the Share Exchange	1	0.820

Number of shares to be delivered upon the Share Exchange	Common stock of Kumiai Chemical Industry: 3,371,215 shares (scheduled)

(Note 1)	Share allotment ratio

0.820 shares of common stock of Kumai Chemical Industry (the “Kumiai Chemical Industry Shares”) will be allotted and delivered in exchange for each share of Rikengreen Shares; provided, however, that no shares will be allotted in the Share Exchange for the Rikengreen Shares held by Kumiai Chemical Industry (2,380,381 shares as of June 7, 2019).

(Note 2)	Number of shares of Kumiai Chemical Industry to be delivered upon the Share Exchange

Upon the Share Exchange, Kumiai Chemical Industry plans to allot and deliver the number of shares of Kumiai Chemical Industry calculated based on the allotment ratio pertaining to the Share Exchange (the “Share Exchange Ratio”) described in the table above to the shareholders of Rikengreen (excluding Kumiai Chemical Industry) as of the time immediately preceding the time when Kumiai Chemical Industry acquires all issued shares of Rikengreen (excluding Rikengreen Shares held by Kumiai Chemical Industry; the “Base Time”) in exchange for the shares of Rikengreen held by such shareholders; however, the common stock to be delivered are scheduled to be sourced from the treasury shares held by Kumai Chemical Industry (7,922,823 shares as of April 30, 2019) and Kumiai Chemical Industry will not issue new shares.

In accordance with a resolution of the Board of Directors meeting that will be held by the day immediately preceding the effective date of the Share Exchange, Rikengreen will cancel all of its treasury shares it holds at the time immediately preceding the Base Time (including the treasury shares to be acquired by Rikengreen through the purchase of shares pertaining to the dissenters’ appraisal right exercised pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act upon the Share Exchange). The total number of common stock to be allotted and delivered upon the Share Exchange may be subject to change in the future due to reasons such as the acquisition or cancellation of the treasury shares by Rikengreen.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders of Rikengreen who will hold shares of Kumiai Chemical Industry constituting less than one (1) unit (shares less than 100 shares) upon the Share Exchange will be entitled to use the following systems concerning shares of Kumiai Chemical Industry. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Purchase (kaitori) by Kumiai Chemical Industry of shares constituting less than one (1) unit (sale by a shareholder of shares less than 100 shares)

A system whereby holders of shares of Kumiai Chemical Industry constituting less than one (1) unit may request Kumiai Chemical Industry to purchase, and may sell to Kumiai Chemical Industry, the shares constituting less than one (1) unit held by such shareholder pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act.

(ii)	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Kumiai Chemical Industry constituting less than one (1) unit may request Kumiai Chemical Industry to sell, and may purchase from Kumiai Chemical Industry, the number of common stock that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and Article 9 of the Articles of Incorporation of Kumiai Chemical Industry.

(Note 4)	Treatment of any fractions of less than one (1) share

With respect to the shareholders of Rikengreen who would receive an allotment and delivery of Kumiai Chemical Industry Shares including fractions of less than one (1) share of Kumiai Chemical Industry upon the Share Exchange,

Kumiai Chemical Industry will sell Kumiai Chemical Industry Shares equal to the total number of those fractions of less than one (1) share (any fractions of less than one (1) share in the total number being rounded down to the nearest whole number) and deliver the sales proceeds to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of share options and bonds with share options of Rikengreen in relation to the Share Exchange

Not applicable, because Rikengreen has not issued any share options or bonds with share options.

3.	Basis for Calculation of the Allotment Concerning the Share Exchange

(1)	Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

With regard to the Share Exchange Ratio, as described in 3.(4).(i) “Obtainment of Valuation Report from Independent Third-Party Valuation Institution” below, Kumiai Chemical Industry and Rikengreen, respectively and separately, decided to request a third-party valuation institution independent of the Companies to calculate the share exchange ratio. Kumiai Chemical Industry appointed Nomura Securities Co., Ltd. (“Nomura Securities”), and Rikengreen appointed MUFG Bank, Ltd. (“MUFG Bank”) as the third-party valuation institutions to calculate the share exchange ratio. MUFG Bank has made loans to Rikengreen; however, in accordance with Article 13-3-2, Paragraph 1 of the Banking Act, Article 14-11-3-3 of the Regulation for Enforcement of the Banking Act, and other applicable laws and regulations, MUFG Bank has developed, and implements, appropriate systems to manage conflicts of interest internally, including Chinese walls, and the Corporate Finance & Strategic Advisory Division Corporate Advisory Office, which is the business division that is in charge of acting in the capacity of a financial advisor as a third-party valuation institution, has calculated the share exchange ratio independent from the business division, which is the division in charge of lending operations. Rikengreen appointed MUFG Bank as the valuation institution having determined that appropriate safeguards had been employed for the calculation of the share exchange ratio.

As described in 3.(4) “Measures to Ensure Fairness” below, based on the valuation report concerning the share exchange ratio received on June 7, 2019 from Nomura Securities, which is a third-party valuation institution, and based on advice from Mori Hamada & Matsumoto, Kumiai Chemical Industry’s legal advisor, after careful negotiations and discussions, Kumiai Chemical Industry came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Kumiai Chemical Industry. Accordingly, Kumiai Chemical Industry came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

As described in 3.(4) “Measures to Ensure Fairness” below, based on the valuation report concerning the share exchange ratio received on June 6, 2019 from MUFG Bank, which is a third-party valuation institution, based on advice from SATO & Partners, Rikengreen’s legal advisor, and based on instruction, advice, and the response to referrals (toshinsho) from a third-party committee consisting of independent members who do not have any interests with Kumiai Chemical Industry, which is the controlling shareholder (details of the third-party committee are as described in 3.(5) “Measures to Avoid Conflicts of Interest” below), after careful negotiations and discussions, Rikengreen came to the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Rikengreen. Accordingly, Rikengreen came to the conclusion that conducting the Share Exchange with the Share Exchange Ratio is appropriate.

In addition to the foregoing, each of the Companies engaged in careful review based on the results of the due diligence conducted by each company with respect to the other company, and engaged in negotiations and discussions while taking into consideration the financial condition, business performance trends, share price trends, and other factors related to the other company. As a result, the Companies came to the conclusion that the Share Exchange Ratio is appropriate and contributes to the interests of their respective shareholders, and therefore, the Companies agreed to implement the Share Exchange based on the Share Exchange Ratio.

The Share Exchange Ratio may be subject to change upon consultation between the Companies in the case of any material changes to the conditions that are the basis of the calculation.

(2)	Matters Concerning Calculation

(i)	Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Kumiai Chemical Industry, and MUFG Bank, which is acting as a third-party valuation institution of Rikengreen, are valuation institutions independent of Kumiai Chemical Industry and Rikengreen, are not related parties of Kumiai Chemical Industry and Rikengreen, and do not have any material interest to be noted in connection with the Share Exchange.

(ii)	Outline of Calculation

As Kumiai Chemical Industry is listed on a financial instruments stock exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (the record date for calculation was set as June 6, 2019 and each of the following closing prices were adopted for calculation: the closing share price of Kumiai Chemical Industry Shares quoted on the Tokyo Stock Exchange on the record date for calculation, the average closing price over the period of the most recent five business days from May 31, 2019 to the record date for calculation, the average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation, the average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation, and the average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation).

As Rikengreen is listed on a financial instruments stock exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (the record date for calculation was set as June 6, 2019 and each of the following closing prices were adopted for calculation: the closing share price of Rikengreen quoted on the Tokyo Stock Exchange on the record date for calculation, the average closing price over the period of the most recent five business days from May 31, 2019 to the record date for calculation, the average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation, the average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation, and the average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation). In addition, as there are multiple listed companies comparable with Rikengreen, and it is possible to infer Rikengreen’s share value through comparable company analysis, the comparable companies method was adopted for the calculation. Additionally, in order to take into account the state of future business operations in the evaluation, the Discount Cash Flow Method (the “DCF Method”) was adopted for the calculation.

The following shows the assessment ranges for Rikengreen that were derived from each calculation method, when the share value per share of Kumiai Chemical Industry is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Average Market Price Analysis	0.611 - 0.655
Comparable Company Analysis	0.564 - 1.486
DCF Method	1.438 - 1.477

In calculating the share exchange ratio, Nomura Securities used public information and information which was provided to Nomura Securities without any independent verification of accuracy and completeness on the assumption that the information is accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include derivatives, off-balance sheet assets and liabilities and other contingent liabilities) of both Companies and their affiliates, including the analysis or valuation of individual assets or liabilities, nor separately request any third-party institution to make such appraisal or assessment. Nomura Securities assumed that the financial projections (including profit plans and other information) of Rikengreen had been reasonably reviewed and prepared based on the best and faithful projection and judgment currently available to the management of Rikengreen at this time. The calculation by Nomura Securities is based on the information available to Nomura Securities and economic conditions as of June 6, 2019, and the purpose of the calculation by Nomura Securities is only to serve as reference for the Board of Directors of Kumiai Chemical Industry in reviewing the Share Exchange Ratio.

The earnings plans of Rikengreen that Nomura Securities used as a basis for applying the DCF Method do contain fiscal years in which a significant increase or decrease in earnings is expected. Rikengreen recorded net income attributable to shareholders of the parent company of approximately JPY 434 million in the fiscal year ended October 2018; however, Rikengreen predicts a significant decrease in net profit, at only approximately JPY 220 million for the fiscal year ending October 2019. This is due to the fact that during the fiscal year ended October 2018, there arose temporary extraordinary gains, including a gain on the sale of shares of the parent company of approximately JPY 129 million and a gain on donation of fixed assets of approximately JPY 46 million, and there are no such factors contributing to an increase in earnings during the fiscal year ending October 2019. The earnings plans of Rikengreen do not include any other fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those business plans are not based on the premise that the Share Exchange is implemented.

As the shares of Kumiai Chemical Industry and Rikengreen are listed on financial instruments stock exchanges and market share prices exist, MUFG Bank adopted the market price analysis for calculation. Additionally, in order to take into account the state of future business operations in the evaluation, DCF Analysis was adopted for the calculation.

The following shows the assessment ranges for Rikengreen that were derived from each calculation method, when the share value per share of Kumiai Chemical Industry is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	0.612 - 0.655
DCF Analysis	0.686 - 1.104

For the market share analysis, the record date for calculation was set as June 6, 2019 and each of the following closing prices for Kumiai Chemical Industry were adopted for calculation: the closing share price of Kumiai Chemical Industry Shares quoted on the Tokyo Stock Exchange on the record date for calculation, the simple average closing price for the most recent one-month period from May 7, 2019 to the record date for calculation, the simple average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation, and the simple average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation. In addition, for Rikengreen, the record date for calculation was set as June 6, 2019 and each of the following closing prices were adopted for calculation: the closing share price of Rikengreen Shares quoted on JASDAQ of the Tokyo Stock Exchange on the record date for calculation, the simple average closing price for the most recent one-month period from

May 7, 2019 to the record date for calculation, the simple average closing price for the most recent three-month period from March 7, 2019 to the record date for calculation, and the simple average closing price for the most recent six-month period from December 7, 2018 to the record date for calculation.

In performing the DCF Analysis, MUFG Bank evaluated the corporate value and share value of Kumiai Chemical Industry by discounting the future cash flow based on the business plans for the period from the fiscal year ending October 2019 through the fiscal year ending October 2022 prepared by Kumiai Chemical Industry to the present value at certain rates. MUFG Bank applied the discount rate of 5.75% - 6.75%, and in calculating the terminal value of Kumiai Chemical Industry, MUFG Bank adopted the perpetual growth method, applying the perpetual growth rate of 0.75% - 1.25%. Furthermore, for Rikengreen, MUFG Bank evaluated the corporate value and share value of Rikengreen by discounting the future cash flow based on the business plans for the period from the fiscal year ending October 2019 through the fiscal year ending October 2021 prepared by Rikengreen to the present value at certain rates. MUFG Bank applied the discount rate of 5.5% - 6.5%, and in calculating the terminal value of Rikengreen, MUFG Bank adopted the perpetual growth method, applying the perpetual growth rate of -0.25% - 0.25%.

In calculating the share exchange ratio, MUFG Bank used information of which it received provision from the Companies, information disclosed to the general public, and other information without any independent verification of accuracy and completeness, on the assumption that the materials, information, and the like are accurate and complete and that there are no facts undisclosed to MUFG Bank that may have a material effect on the calculation of the share exchange ratio. Additionally, MUFG Bank did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include off-balance sheet assets and liabilities and other contingent liabilities) of both Companies and their affiliates, including the analysis or valuation of individual assets or liabilities, nor separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by MUFG Bank is based on the information available to MUFG Bank and economic conditions as of June 6, 2019, and MUFG Bank assumed that the financial projections of both Companies had been reasonably prepared based on the best projection and judgment currently available to the management of both Companies at this time. The purpose of the calculation by MUFG Bank is only to serve as reference for the Board of Directors of Rikengreen in reviewing the Share Exchange Ratio.

The earnings plans of Kumiai Chemical Industry and Rikengreen that MUFG Bank used as a basis for applying the DCF Analysis do contain fiscal years in which a significant increase or decrease in earnings is expected. Specifically, Kumiai Chemical Industry predicts a significant increase of 30% or higher, year-on-year, in its operating income for the fiscal year ending October 2020. This is because Kumiai Chemical Industry predicts a significant increase in operating income as a result of increased revenue for one of its major products, Axeev (a herbicide). Rikengreen recorded net income attributable to shareholders of the parent company of approximately JPY 434 million in the fiscal year ended October 2018; however, Rikengreen predicts a significant decrease in net profit, at only approximately JPY 220 million for the fiscal year ending October 2019. This is due to the fact that during the fiscal year ended October 2018, there arose temporary extraordinary gains, including a gain on the sale of shares of the parent company of approximately JPY 129 million and a gain on donation of fixed assets of approximately JPY 46 million, and there are no such factors contributing to an increase in earnings during the fiscal year ending October 2019. The earnings plans of Rikengreen do not include any other fiscal years in which a significant increase or decrease in earnings is expected. Additionally, those business plans are not based on the premise that the Share Exchange is implemented.

(3)	Prospects of and Reasons for Delisting

Upon the Share Exchange, Kumiai Chemical Industry will become the wholly owning parent company of Rikengreen on the effective date (August 31, 2019), and the shares of Rikengreen, which will become the wholly owned subsidiary of Kumiai Chemical Industry, will be delisted as of August 29, 2019 (the last trading date will be August 28, 2019) in accordance with the JASDAQ criteria for delisting. After the delisting, it will be impossible to trade Rikengreen Shares on JASDAQ. Even after the delisting of Rikengreen Shares, Kumiai Chemical Industry Shares that will be delivered in consideration of the Share Exchange will remain listed on the First Section of Tokyo Stock Exchange, and they will be tradable on the First Section of Tokyo Stock Exchange on and after the effective date of the Share Exchange. Therefore, Kumiai Chemical Industry believes that for each shareholder of Rikengreen who holds not less than 122 shares of Rikengreen Shares at the Base Time and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Kumiai Chemical Industry Shares, which is the number of shares constituting one (1) unit of Kumiai Chemical Industry, although it is possible that such shareholder may receive allotment of a portion of shares constituting less than one (1) unit in accordance with the number of shares of Rikengreen held by that shareholder, it will still be possible to trade shares constituting one (1) unit or greater on the First Section of Tokyo Stock Exchange, and liquidity of shares will be ensured.

However, each shareholder of Rikengreen who holds less than 122 shares of Rikengreen Shares at the Base Time will be allotted Kumiai Chemical Industry Shares in a number that is less than the number of shares constituting one (1) unit of Kumiai Chemical Industry. Shareholders who will hold shares constituting less than one (1) unit of Kumiai Chemical Industry cannot sell such shares constituting less than one (1) unit on the First Section of Tokyo Stock Exchange. However, each shareholder who will hold shares constituting less than one (1) unit may request Kumiai Chemical Industry to purchase the shares constituting less than one (1) unit held by such shareholder or such shareholders may purchase additional shares from Kumiai Chemical Industry. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)” in 2.(3) “Allotment in the Share Exchange” above.

For the details of the treatment of any fractions in the case where the number of shares of Kumiai Chemical Industry to be delivered upon the Share Exchange includes any fractions of less than one (1) share, see (Note 4) “Treatment of any fractions of less than one (1) share” in 2.(3) “Allotment in the Share Exchange” above.

Shareholders of Rikengreen may trade the Rikengreen Shares they hold until August 28, 2019 (scheduled), which is the last trading date, on JASDAQ, and they may exercise up until the Base Time any legal rights they have as provided for in the Companies Act and other relevant laws and regulations.

(4)	Measures to Ensure Fairness

Since Kumiai Chemical Industry already owns 3,220,185 shares of Rikengreen Shares (as of April 30, 2019; 48.12% of 6,691,300 shares, which is the total number of issued shares (rounded to two decimal places; the same applies to calculations of shareholding ratios hereinafter) and including indirect shareholding) and Rikengreen is the consolidated subsidiary of Kumiai Chemical Industry, Kumiai Chemical Industry and Rikengreen have determined that it is necessary to ensure the fairness of the share exchange ratio to be used upon the Share Exchange and have implemented the following measures:

(i)	Obtainment of Valuation Report from Independent Third-Party Valuation Institution

Kumiai Chemical Industry has received submission of a valuation report dated June 7, 2019 from Nomura Securities, which is a third-party valuation institution independent from Kumai Chemical Industry and Rikengreen, concerning the share exchange ratio. For an outline of the valuation report, see (ii) “Outline of Calculation” in 3.(2) “Matters Concerning Calculation” above. Kumai Chemical Industry has not received an opinion (fairness opinion) from Nomura Securities to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

On the other hand, Rikengreen has received submission of a valuation report dated June 6, 2019 from MUFG Bank, which is a third-party valuation institution independent from Kumai Chemical Industry and Rikengreen, concerning the share exchange ratio. For an outline of the valuation report, see (ii) “Outline of Calculation” in 3.(2) “Matters Concerning Calculation” above. Rikengreen has not received an opinion (fairness opinion) from MUFG Bank to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Kumiai Chemical Industry appointed Mori Hamada & Matsumoto, and Rikengreen appointed SATO & Partners, as their respective legal advisors, and each of the Companies received legal advice concerning the decision-making methods and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Mori Hamada & Matsumoto and SATO & Partners are independent of Kumiai Chemical Industry and Rikengreen and have no material interest in either of the Companies.

(5)	Measures to Avoid Conflicts of Interest

Since Kumiai Chemical Industry is already the controlling shareholder of Rikengreen, holding 3,220,185 shares of Rikengreen Shares (as of April 30, 2019; 48.12% of 6,691,300 shares, which is the total number of issued shares of Rikengreen (including indirect shareholding)), Rikengreen has employed the following measures in order to avoid conflicts of interest in connection with the Share Exchange.

(i)	Obtainment by Rikengreen of a Response to Referrals (toshinsho) from a Third-party Committee that has No Conflicts of Interest

In order to confirm that the Share Exchange would not be disadvantageous to the minority shareholders of Rikengreen and to ensure fairness and transparency of the Share Exchange, on April 24, 2019, Rikengreen established a third-party committee (the “Third-party Committee”) composed of three persons, Mr. Shinobu Okamoto who is a member of the Audit and Supervisory Committee and an Outside Director of Rikengreen and has been registered with the Tokyo Stock Exchange as an independent officer, Mr. Shinya Fukuzaki (an attorney at Fukuzaki Law Office) who is an independent external expert without conflicts of interest with respect to Kumiai Chemical Industry and Rikengreen, and Mr. Shiro Toba (a certified public accountant and certified public tax accountant at Tax and Accounting Professions TOVA) who is an independent external expert without conflicts of interest with respect to Kumiai Chemical Industry and Rikengreen, and consulted with the Third-party Committee regarding (i) whether the purpose of the Share Exchange was fair and reasonable; (ii) whether fairness and appropriateness of the transaction terms and conditions for the Share Exchange (including the share exchange ratio to be used upon the Share Exchange) had been ensured; (iii) whether fair procedures had been implemented for the Share Exchange; and (iv) whether, based on the aforementioned three points, the Share Exchange would be disadvantageous to the minority shareholders of Rikengreen.

The Third-party Committee held five meetings in total during the period from April 24, 2019 to June 4, 2019 and carefully examined the consulted matters described above by collecting information, consulting with each other from time to time as necessary, and other methods. In carrying out its examination, the Third-party Committee received explanations from Rikengreen regarding the purpose of the Share Exchange, the background and development of the Share Exchange, the details of Rikengreen’s business, Rikengreen’s business performance and details of Rikengreen’s corporate value, and the background of negotiations and the decision-making process for the various terms and conditions of the Share Exchange including the Share Exchange Ratio. In addition, the Third-party Committee received explanations from MUFG Bank regarding the evaluation of the share exchange ratio to be used upon the Share Exchange. Additionally, the Third-party Committee received explanations from SATO & Partners, Rikengreen’s legal advisor, regarding the decision-making method and process of the Board of Directors of Rikengreen for the Share Exchange. Based on that course of events, the explanations, the valuation results and other materials referred to for examination, the Third-party Committee submitted to the Board of Directors of Rikengreen a response to referrals (toshinsho) on June 6, 2019, stating that it would not be disadvantageous to the minority shareholders of Rikengreen for the Board of Directors of Rikengreen to resolve to implement the Share

Exchange. For an outline of the opinion of the Third-party Committee, see 8.(3) “Outline of Opinion Obtained from a Party who has No Conflicts of Interest Stating that the Share Exchange would Not be Disadvantageous to the Minority Shareholders” below.

(ii)	Unanimous Approval by the Directors of Rikengreen who Have no Conflicts of Interest

Of the directors of Rikengreen, Mr. Masanari Nakashima also serves as a director of Kumiai Chemical Industry and Mr. Kenji Takama also serves as an employee of Kumiai Chemical Industry; accordingly, these two directors did not participate in the deliberation and resolution regarding the Share Exchange that was conducted during the Board of Directors meeting of Rikengreen held on June 7, 2019, and they also did not participate in any consultations or negotiations with Kumiai Chemical Industry regarding the Share Exchange.

With the exception of the two directors described above, the proposal regarding the Share Exchange that was presented at the Board of Directors meeting of Rikengreen was unanimously approved and adopted by the remaining eight directors of Rikengreen.

4.	Outline of the Parties to the Share Exchange (as of April 30, 2019)

		Wholly owning parent company in share exchange	Wholly owned subsidiary in share exchange
(1)	Corporate name	Kumiai Chemical Industry Co., Ltd.	Rikengreen Co., Ltd.

(2)	Head office	4-26, Ikenohata 1-chome, Taito-ku, Tokyo	8th floor TIXTOWER UENO 8-1, Higashiueno 4-chome, Taito–ku, Tokyo

(3)	Name and title of representative	Yoshitomo Koike, President and Representative Director	Hitoshi Shimizu, President and Representative Director

(4)	Description of business	Manufacturing and sales of agrochemicals, such as insecticides, fungicides, and herbicides Manufacturing and sales of fine chemicals, such as organic intermediates and amine for curing agents	Sales of greening-related agents and materials Sales of agents for use in paper production and for industrial use Greening and landscape works

(5)	Stated capital	JPY 4,534 million	JPY 1,102 million

(6)	Date of incorporation	June 20, 1949	June 1, 1957

(7)	Number of shares issued	133,184,612 shares		6,691,300 shares

(8)	Fiscal year end	October 31		October 31

(9)	Number of employees	1,672 (consolidated) (as at October 31, 2019)		301 (consolidated) (as at April 30, 2019)

(10)	Major business partners	National Federation of Agricultural Cooperative Associations BASF AGROCHEMICAL PRODUCTS B.V.		Kumiai Chemical Industry Co., Ltd. PGM Properties Co., Ltd.

(11)	Main financing banks	The Norinchukin Bank, MUFG Bank, Suruga Bank Ltd.		MUFG Bank, Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and shareholding ratio	National Federation of Agricultural Cooperative Associations	19.91%	Kumiai Chemical Industry Co., Ltd.	36.67%
		Japan Trustee Services Bank, Ltd. (trust account)	5.94%	Ihara Construction Industry Co., Ltd.	6.94%
				Kazuyoshi Shibasaki	4.14%
		CGML PB Client Account/Collateral (Standing Proxy: Citibank, N.A., Tokyo Branch)	5.68%	K.I Chemical Industry Co., Ltd.	4.10%
				MSIP CLIENT SECURITIES (Standing Proxy: Morgan Stanley MUFG Securities Co., Ltd.)	4.06%

		The Norinchukin Bank	4.59%
		The Master Trust Bank of Japan, Ltd. (trust account)	4.22%
				Ryuzo Furuta	3.00%
				Rikengreen Employee Stock	2.70%

		The Kyoei Fire and Marine Insurance Company, Limited	3.28%	Ownership Association

		JA Shizuoka Keizairen	2.08%	Hikari Tsuhin, Inc.	2.36%

				Belief Co., Ltd.	2.21%

		Suruga Bank Ltd.	1.75%

				The Kyoei Fire and Marine Insurance Company, Limited	1.86%

		The Dai-ichi Life Insurance Company, Limited (Standing Proxy: Trust & Custody Services Bank, Ltd.)	1.56%

		Nippon Soda Co., Ltd.	1.44%

(13)	Relationships between the parties

Capital relationship	Kumiai Chemical Industry is the parent company of Rikengreen, holding 3,220,185 shares (including indirect shareholding of 839,804 shares) of common stock of Rikengreen, which is equivalent to 48.12% of the number of issued shares of Rikengreen (6,691,300 shares).

Personnel relationship	One director of Kumiai Chemical Industry concurrently serves as a director of Rikengreen, and one executive officer of Kumiai Chemical Industry concurrently serves as a director of Rikengreen. Furthermore, Kumiai Chemical Industry has dispatched one employee of Kumiai Chemical Industry to work at Rikengreen.

Transaction relationship	Rikengreen purchases from Kumiai Chemical Industry active ingredients and products for agrochemicals. Furthermore, Rikengreen receives provision of agents for industrial use from K.I Chemical Industry Co., Ltd., Kumiai Chemical Industry’s consolidated subsidiary.

Status as a related party	Rikengreen is Kumiai Chemical Industry’s consolidated subsidiary, and therefore, Kumiai Chemical Industry and Rikengreen are related parties of each other.

(14)	Operational results and financial conditions for the most recent three (3) years

Fiscal year ended	Kumiai Chemical Industry (Consolidated)			Rikengreen (Consolidated)
	October 2016	October 2017	October 2018	March 2017	October 2017	October 2018
Consolidated net assets	57,264	99,365	97,739	6,085	6,491	6,782
Consolidated total assets	83,608	139,168	133,756	10,463	10,649	11,139
Consolidated net assets per share (JPY)	677.53	734.72	718.67	911.76	971.48	1,014.75
Consolidated net sales	62,549	77,817	96,846	11,632	7,281	12,024
Consolidated operating profit	2,267	3,764	5,582	337	495	524
Consolidated ordinary income	4,478	7,441	8,074	348	507	548
Net income attributable to the shareholders of the parent company	3,423	7,252	4,706	145	438	434
Consolidated net income per share attributable to the shareholders (JPY)	43.07	70.40	37.46	22.36	67.51	66.90
Dividend per share (JPY)	8.00	8.00	10.00	5.00	5.00	5.00

(In millions of JPY, unless otherwise specified.)

(Note)	The fiscal year ended October 2017 for Rikengreen was a seven-month transitional period from April 1, 2017 to October 31, 2017 following a change in fiscal year-end.

5.	Status after the Share Exchange

Wholly owning parent company in share exchange
(1)	Corporate name	Kumiai Chemical Industry Co., Ltd.

(2)	Head office	4-26, Ikenohata 1-chome, Taito-ku, Tokyo

(3)	Name and title of representative	Yoshitomo Koike, President and Representative Director

(4)	Description of business	Manufacturing and sales of agrochemicals, such as insecticides, fungicides, and herbicides Manufacturing and sales of fine chemicals, such as organic intermediates and amine for curing agents

(5)	Paid-in capital	JPY 4,534 million

(6)	Fiscal year end	October 31

(7)	Net assets	Not determined at present

(8)	Total assets	Not determined at present

6.	Outline of Accounting Treatment

The Share Exchange will constitute a transaction under common control, etc. under the Accounting Standards for Business Combinations.

7.	Future Outlook

As Rikengreen is the consolidated subsidiary of Kumiai Chemical Industry and Rikengreen, the impact of the Share Exchange on the operating results for each of Kumiai Chemical Industry and Rikengreen for the fiscal year ending October 2019 is expected to be minor. The impact of the Share Exchange on the consolidated operating results for Kumiai Chemical Industry beyond the fiscal year ending October 2019 has not been established at present. Looking ahead, matters that should be announced publicly will be promptly disclosed.

8.	Matters regarding Transaction, Etc. with a Controlling Shareholder

(1)	Applicability as Transaction, etc. with a Controlling Shareholder and Status of Conformity with Policy for Measures to Protect Minority Shareholders

Since Kumai Chemical Industry is already the controlling shareholder of Rikengreen, holding 3,220,185 shares of Rikengreen Shares (as of April 30, 2019; 48.12% of 6,691,300

shares, which is the total number of issued shares of Rikengreen (including indirect shareholding)), the Share Exchange constitutes a transaction, etc. with a controlling shareholder for Rikengreen.

In the report on corporate governance (the “Corporate Governance Report”) disclosed by Rikengreen on February 1, 2019, it states that pursuant to “I.4 Policy for Measures to Protect Minority Shareholders upon the Execution of Transactions, Etc. with a Controlling Shareholder,” transactions with Kumiai Chemical Industry are fairly determined, with care given to make the terms and conditions for such transactions similar to the terms and conditions for general transactions, that Rikengreen’s decision making is carried out in its own way, centered around its Board of Directors, and that appropriate decision making procedures are carried out having appropriately sought the opinions of independent outside directors.

With respect to the Share Exchange, Rikengreen has taken measures to ensure fairness and avoid conflicts of interest, as described in 3.(4) “Measures to Ensure Fairness” and (5) “Measures to Avoid Conflicts of Interest” above, and Rikengreen believes that such handling conforms with the details described in the Corporate Governance Report.

The description regarding the protection of minority shareholders upon execution of transactions, etc. with a controlling shareholder set out in “I.4 Policy for Measures to Protect Minority Shareholders upon the Execution of Transactions, Etc. with a Controlling Shareholder” of the Corporate Governance Report is as follows.

“The Company fairly determines transactions with Kumiai Chemical Industry Co., Ltd., with care given to make the terms and conditions for such transactions similar to the terms and conditions for general transactions, so that the interests of the Company are not harmed. Furthermore, the Company carries out decision making in its own way, centered around the Company’s Board of Directors, and the Company carries out appropriate decision making procedures having appropriately sought the opinions of independent outside directors; accordingly, the Company believes that a certain level of independence from Kumiai Chemical Industry Co., Ltd. is ensured.”

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out above in 8.(1) “Applicability as Transaction, etc. with a Controlling Shareholder and Status of Conformity with Policy for Measures to Protect Minority Shareholders,” the Share Exchange constitutes a transaction, etc. with a controlling shareholder for Rikengreen. Therefore, Rikengreen has determined that it is necessary to implement the measures to ensure fairness and to avoid conflicts of interest. Rikengreen has carefully discussed and reviewed the conditions of the Share Exchange at the Board of Directors meeting of Rikengreen, and has made a decision after further ensuring fairness and avoiding conflicts of interest by employing the measures as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.

(3)	Outline of Opinion Obtained from a Party who has No Conflicts of Interest in a Controlling Shareholder Stating that the Transaction, etc. would Not be Disadvantageous to the Minority Shareholders

As described above in 3.(5) “Measures to Avoid Conflicts of Interest,” Rikengreen established the Third-party Committee on April 24, 2019 to prevent the Share Exchange from being executed under terms and conditions disadvantageous to Rikengreen’s minority shareholders. Upon examining the Share Exchange, Rikengreen consulted with the Third-party Committee regarding (i) whether the purpose of the Share Exchange was fair and reasonable; (ii) whether fairness and appropriateness of the transaction terms and conditions for the Share Exchange (including the share exchange ratio to be used upon the Share Exchange) had been ensured; (iii) whether fair procedures had been implemented for the Share Exchange; and (iv) whether, based on the aforementioned three points, the Share Exchange would be disadvantageous to the minority shareholders of Rikengreen. As a result, Rikengreen received from the Third-party Committee a response to referrals (toshinsho) dated June 6, 2019, stating the following:

(a)

Because it would be possible for Rikengreen, by becoming a wholly owned subsidiary of Kumiai Chemical Industry through the Share Exchange, to further mutually utilize together with Kumiai Chemical Industry their networks, development capabilities, credibility, know-how, sales channels, and resources in each of Rikengreen’s businesses without being subject to certain limitations such as the need to give distribute profits and expenses between the parent company and subsidiary in consideration of a return of profits to minority shareholders over the short term, and because an enhancement of Rikengreen’s corporate value in the business environment surrounding Rikengreen could be expected, it is believed that the purpose of the Share Exchange is fair and reasonable.

(b)

The consideration for the Share Exchange is believed to be fair and appropriate, comprehensively taking into consideration that, the consideration for the Share Exchange is appropriate in light of the calculation results in the valuation report concerning the share exchange ratio received from MUFG Bank, the level of the premium on the market share price attached to the consideration for the Share Exchange is within an appropriate range, taking into account the changes in the market share price of Rikengreen and the level of premiums in recent squeeze-out cases that are similar to the Share Exchange, the consideration for the Share Exchange was agreed on as a result of sincere negotiations between Rikengreen and Kumiai Chemical Industry, with the substantial involvement of the Third-party Committee, and can be judged to have been agreed on upon negotiation between independent parties. It is also reasonably presumed that MUFG Bank, acting in the capacity of a financial advisor as a third-party valuation institution of Rikengreen, has employed appropriate safeguards for the calculation of the share exchange ratio. Furthermore, no particular circumstances that would cast doubt on the independence of the Corporate Finance & Strategic Advisory Division Corporate Advisory Office,, the business division of MUFG Bank in charge of acting in the capacity of a financial advisor as a third-party valuation institution, were found, and it is believed that the fact that MUFG Bank has made loans to Rikengreen would not be a reason to deny that independence.

(c)

It is believed that the fairness of the procedures pertaining to the Share Exchange have been ensured and the interests of the minority shareholders of Rikengreen have been taken into consideration, based on the fact that, reasonable measures to eliminate any arbitrariness in the decision-making process of Rikengreen have been taken, including the establishment of the Third-party Committee, exclusion from the decision-making process pertaining to the Share Exchange of any directors who had a conflict of interest, and the appointment of independent advisors.

(d)

Based on (a) through (c) above, there are no particular problems identified in terms of the impact that the Share Exchange will have on the corporate value of Rikengreen, the consideration for the Share Exchange is fair and appropriate, and the interests of the minority shareholders of Rikengreen have been taken into account through appropriate and fair procedures pertaining to the Share Exchange, and accordingly, the Third-party Committee believes that (i) the purpose of the Share Exchange is fair and reasonable; (ii) the fairness and appropriateness of the transaction terms and conditions for the Share Exchange (including the share exchange ratio to be used upon the Share Exchange) have been ensured; (iii) fair procedures have been implemented for the Share Exchange; and (iv) the Share Exchange is not disadvantageous to the minority shareholders of Rikengreen.

End

(Reference)

Consolidated financial forecasts for the current fiscal year and consolidated financial results for previous fiscal year

Kumiai Chemical Industry (forecasts for the current fiscal year are those disclosed on March 8, 2019)

				(in millions of JPY)
	Net sales	Operating income	Ordinary income	Net income attributable to the shareholders of the parent company
Financial forecasts for current fiscal year (fiscal year ending October 2019)	107,000	6,100	8,100	5,600
Financial results for previous fiscal year (fiscal year ended October 2018)	96,846	5,582	8,074	4,706

Rikengreen (forecasts for the current fiscal year are those disclosed on March 8, 2019)

				(in millions of JPY)
	Net sales	Operating income	Ordinary income	Net income attributable to the shareholders of the parent company
Financial forecasts for current fiscal year (fiscal year ending October 2019)	12,100	375	394	220
Financial results for previous fiscal year (fiscal year ended October 2018)	12,024	524	548	434